UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Bernard Chaus, Inc.
(Name of the Issuer)

BERNARD CHAUS, INC.
BC FAMILY MERGER CORP.
CAMUTO MERGER SUB, INC.
CAMUTO CONSULTING INC.
JOSEPHINE CHAUS
ARIEL CHAUS
AARON CHAUS
ARIEL CHAUS 1986 TRUST
AARON CHAUS 1986 TRUST
ARIEL CHAUS 2003 TRUST
AARON CHAUS 2003 TRUST
VINCENT CAMUTO
THE CAMUTO DESCENDANTS TRUST (DELAWARE) U/A/D MAY 13, 2010
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

162510200
(CUSIP Number of Class of Securities)

Josephine Chaus Chief Executive Officer and Chairwoman, Bernard Chaus, Inc. 530 Seventh Avenue New York, NY 10018 (212) 354-1280	Vincent Camuto Chief Executive Officer and Chairman, Camuto Consulting Inc.. 411 West Putnam Ave. Greenwich, CT 06830 (203) 413-7100
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

___________________
With copies to:

Martin Nussbaum Dechert LLP 1095 Sixth Avenue New York, NY 10036 (212) 698-3596	Eric J. Dale Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT06901 (203) 462-7568

This statement is filed in connection with (check the appropriate box):

a.           ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.

b.           ☐     The filing of a registration statement under the Securities Act of 1933.

c.           ☐ A tender offer.

d.           ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation * $3,285,110.22	Amount of Filing Fee ** $376.47

*
For purposes of calculating the filing fee only, the transaction value was determined based upon (1) 15,643,382 shares of common stock  issued and outstanding and owned by persons other than the Company, CCI, Family Newco, Investor Newco and the Family Shareholders (each as defined in this Schedule 13E-3) on April 13, 2012, multiplied (2) by $0.21 per share (the “Per Share Merger Consideration”).  There are no outstanding Company options for which the exercise price exceeds the per share merger consideration.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001146.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $376.47	Filing Party: Bernard Chaus, Inc.
Form or Registration No. Schedule 14A	Date Filed: April 13, 2012

INTRODUCTION

This Amendment No. 5 (this “Final Amendment) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): Bernard Chaus, Inc., a New York corporation (the “Company”), the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; Camuto Consulting Inc., a Connecticut corporation beneficially owned by Vincent Camuto and The Camuto Descendants Trust (Delaware) u/a/d May 13, 2010 (the “Camuto Group”), Vincent Camuto, The Camuto Descendants Trust (Delaware) u/a/d May 13, 2010, Camuto Merger Sub, Inc. (“Investor Newco”), a New York corporation wholly owned by the Camuto Group, Josephine Chaus and certain individuals and entities associated with Mrs. Chaus (collectively, the “Family Shareholders”) and BC Family Merger Corp., a New York corporation beneficially owned by the Family Shareholders.

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of  April 3, 2012, by and among the Company, the Camuto Group, Investor Newco, Family Newco and the Family Shareholders (the “Merger Agreement”) providing for the merger of Family Newco and Investor Newco with and into the Company (the “Merger”), with the Company surviving the Merger.

Under the terms of the Merger Agreement, at the effective time of the Merger each outstanding share of the Company Common Stock will be converted automatically into the right to receive $0.21 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding shares owned by (i) Investor Newco or Family Newco, including shares to be contributed to Investor Newco and Family Newco by the Camuto Group and the Family Shareholders, respectively, pursuant to an equity rollover agreement between the Company, the Camuto Group, Investor Newco, Family Newco and the Family Shareholders (the “Rollover Agreement”) immediately prior to the effective time of the Merger, (ii) the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) shareholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under New York law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.  Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On July 9, 2012, at the special meeting of the shareholders of the Company, the Company’s shareholders voted to adopt the Merger Agreement.

On July 10, 2012, the Company filed a Certificate of Merger with the Secretary of State of the State of New York, pursuant to which the Merger became effective.  Upon the effectiveness of the Merger, each outstanding share of the Company Common Stock was converted into the right to receive $0.21 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by the Company, (b) shares owned by Investor Newco and Family Newco, including shares of Company Common Stock contributed to Investor Newco and Family Newco immediately prior to the Merger and (c) shares owned by stockholders who have exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under New York. Upon the Merger, the separate corporate existence of each of Family Newco and Investor Newco ceased.

As a result of the Merger, Company Common Stock became eligible for termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16.  Exhibits.

(a)(1)	Proxy Statement of Bernard Chaus, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 13, 2012 (the “Proxy Statement”).
(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(2)(ii)
Joint press release issued by Bernard Chaus, Inc., dated April 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012.

(b)	Not applicable.
(c)(1)	Opinion of National Securities, Inc., dated April 3, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)	Financial Analysis Presentation Materials, dated April 3, 2012, of National Securities, Inc. to the Special Committee of the Board of Directors of Bernard Chaus, Inc.
(d)(1)
Agreement and Plan of Merger, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco, incorporated herein by reference to Annex A to the Proxy Statement..

(d)(2)	Rollover Agreement, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco.
(d)(3)
Voting Agreement, by and among the Company, certain shareholders of the Company, BC Family Merger Corp., Camuto Consulting Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012).

(d)(4)
Trademark License Agreement, dated November 18, 2010, between the Company and Camuto Consulting Inc. d/b/a Camuto Group (filed in redacted form since confidential treatment was requested pursuant to Rule 24b-2 for certain portions thereof) (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended October 2, 2010 filed with the SEC on November 22, 2010).

(d)(5)	Memorandum of Understanding, dated April 3, 2012 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012).
(f)	Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2012

CAMUTO CONSULTING INC.

By:	/s/ Vincent Camuto
Name: Vincent Camuto Title: Chief Executive Officer and Chairman

CAMUTO MERGER SUB, INC.

By:	/s/ Vincent Camuto
Name: Vincent Camuto Title: Chief Executive Officer and Chairman

BERNARD CHAUS, INC.

By:	/s/ Josephine Chaus
Name: Josephine Chaus Title: Chairwoman

JOSEPHINE CHAUS

/s/ Josephine Chaus

AARON CHAUS

By:	/s/ Josephine Chaus
Name: Josephine Chaus Title: Custodian

AARON CHAUS 1986 TRUST

By:	/s/ Josephine Chaus
Name: Josephine Chaus Title: Trustee

ARIEL CHAUS 1986 TRUST

By:	/s/ Josephine Chaus
Name: Josephine Chaus Title: Trustee

BC FAMILY MERGER CORP.

By:	/s/ Josephine Chaus
Name: Josephine Chaus Title: Chairwoman

ARIEL CHAUS

/s/ Ariel Chaus

AARON CHAUS 2003 TRUST

By:	/s/ Ilya Chaus Hyatt
Name: Ilya Chaus Hyatt Title: Trustee

ARIEL CHAUS 2003 TRUST

By:	/s/ Ilya Chaus Hyatt
Name: Ilya Chaus Hyatt Title: Trustee

VINCENT CAMUTO

/s/ Vincent Camuto

THE CAMUTO DESCENDANTS TRUST (DELAWARE) U/A/D MAY 13, 2010

By:	U.S. Trust Company of Delaware

By:	/s/ Debra Patterson
Name: Debra Patterson Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Proxy Statement of Bernard Chaus, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 13, 2012 (the “Proxy Statement”).
(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(2)(ii)
Joint press release issued by Bernard Chaus, Inc., dated April 4, 2012, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 5, 2012.

(b)	Not applicable.
(c)(1)	Opinion of National Securities, Inc., dated April 3, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)	Financial Analysis Presentation Materials, dated April 3, 2012, of National Securities, Inc. to the Special Committee of the Board of Directors of Bernard Chaus, Inc.
(d)(1)
Agreement and Plan of Merger, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Rollover Agreement, dated as of April 3, 2012, by and among the Company, the Family Shareholders, Family Newco, the Camuto Group and Investor Newco
(d)(3)
Voting Agreement, by and among the Company, certain shareholders of the Company, BC Family Merger Corp., Camuto Consulting Inc. and Camuto Merger Sub, Inc., dated as of April 3, 2012 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on April 5, 2012).

(d)(4)
Trademark License Agreement, dated November 18, 2010, between the Company and Camuto Consulting Inc. d/b/a Camuto Group (filed in redacted form since confidential treatment was requested pursuant to Rule 24b-2 for certain portions thereof) (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter ended October 2, 2010 filed with the SEC on November 22, 2010).

(d)(5)	Memorandum of Understanding, dated April 3, 2012 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on April 5, 2012).
(f)	Sections 623 and 910 of the New York Business Corporation Law, incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not Applicable.